-------                                           -----------------------------
|FORM 4|                                                  OMB APPROVAL
-------                                           -----------------------------
                                                  OMB Number          3235-0287
[ ] Check Box if no longer subject                EXPIRES:     JANUARY 31, 2005
    to Section 16. Form 4 or Form 5               ESTIMATED AVERAGE BURDEN
    Obligations may continue.  See                HOURS PER RESPONSE........0.5
    Instruction 1(b).                             -----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

  FEIGENBAUM                           J.                   MARVIN
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  C/O UNITED DIAGNOSTIC, INC.
  823 MAIN STREET
--------------------------------------------------------------------------------
                                    (Street)

   HOPE VALLEY                        RI                 02832
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   (City)                           (State)              (Zip)

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2.   Issuer Name AND Ticker or Trading Symbol

     UNITED DIAGNOSTIC, INC. (UNDI)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Day/Year

     FEBRUARY 5, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     President, Chief Executive Officer and Chief Financial Officer
     --------------------------------------------------------------
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More Than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                       2A.                       Securities Acquired (A) or      Beneficially   ship
                            2.         Deemed       3.           Disposed of (D)                 Owned          Form:     7.
                            Trans-     Execution    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            action     Date, if     Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       any          (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           (Month/    (Month/      ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)     Code     V      Amount      (D)    Price    and 4)         (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                February 5,               J(1)           6,318,500    A     $0.01    6,318,642       D
                            2003                                                        per
                                                                                        share(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  --                       --               --        --     --            647       I       Child
                                                                                                                         Trust (2)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, See Instruction
4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9/02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            Deemed   4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise    3.       Execut-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D)      Bene-
1.           of      action   Date,    Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   (Month/  (Month/  8)       4, and 5)     Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS TO  $490       --      --       --  --   --    --    6/28/95  12/31/02    COMMON   1,364   --     0(3)       D
PURCHASE                                                                          STOCK
COMMON
STOCK
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS TO  $490       --      --       --  --   --    --    6/28/95  12/31/02    COMMON     779   --     0(3)       I        BY
PURCHASE                                                                          STOCK                                       CHARI-
COMMON                                                                                                                        TABLE
STOCK                                                                                                                         FOUN-
                                                                                                                              DATION
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses: SEE SCHEDULE A ATTACHED HERETO AND MADE A PART HEREOF FOR EXPLANATION OF RESPONSES.


 /s/ J. Marvin Feigenbaum                                    February 6, 2003
---------------------------------------------            -----------------------
 **Signature of Reporting Person                         Date
   J. Marvin Feigenbaum

---------------

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.

                                   SCHEDULE A

                            EXPLANATION OF REPSONSES
                            ------------------------


         1. On February 5, 2003, Mr. Feigenbaum formally elected to convert an aggregate of $63,185 of loans and other obligations owed to him by the Company into 6,318,500 shares of common stock.

         2. Mr. Feigenbaum disclaims beneficial ownership of the 647 shares of common stock owned by a trust for the benefit of his minor child. Mr. Feigenbaum is not a trustee of the trust.

         3. On December 31, 2002, the options owned by Mr. Feigenbaum and the Feigenbaum Foundation, a charitable foundation, expired without having been exercised. These options are no longer valid or exercisable.